UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
1-07521
NOTIFICATION OF LATE FILING
CUSIP NUMBER
358435105

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2022

☐         Transition Report on Form 10-K

☐         Transition Report on Form 20-F

☐         Transition Report on Form 11-K

☐         Transition Report on Form 10-Q

☐         Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Friedman Industries, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1121 Judson Road Suite 124

Address of Principal Executive Office (Street and Number)

Longview, Texas 75601

City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Friedman Industries, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is still preparing analyses and providing documentation requested by its auditors in connection with their review of the quarter and is still preparing the Form 10-Q. The Company is working diligently to file its Form 10-Q as soon as possible.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alex LaRue	903	758-3431
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the prior year quarter ended September 30, 2021 (“2021 Quarter”), the Company reported net earnings of approximately $14.1 million on sales of approximately $92.5 million with a sales volume of approximately 54,000 tons. During the quarter ended June 30, 2022, the Company closed a transaction effective end of day on April 30, 2022 with Plateplus, Inc. that included the Company acquiring two additional operating locations. As a result of the transaction, sales volume and revenue for the quarter ended September 30, 2022 (“2022 Quarter”) was substantially higher than the 2021 Quarter amounts. Sales volume for the 2022 quarter is estimated to be approximately 117,000 tons with revenue of approximately $150 million. The 2021 Quarter experienced historic margins associated with an unprecedented increase in hot-rolled coil (“HRC”) prices around that time. The 2022 Quarter saw a decline in HRC prices which resulted in tighter margins compared to the 2021 quarter. A more detailed discussion of results of operations will be included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-Q to be filed.

Friedman Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2022	By: /s/ Alex LaRue
Alex LaRue
Chief Financial Officer, Secretary and Treasurer